FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  November 2015

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

ASTRAZENECA PRICES A $6 BILLION BOND ISSUE

AstraZeneca PLC announces that yesterday it conducted a global bond market transaction by issuing a total of $6bn of notes. The proceeds of the issue will be used to fund the previously announced acquisition of ZS Pharma, Inc., to repay certain outstanding commercial paper obligations, and for general corporate purposes. The transaction, which is a global offering registered with the US Securities and Exchange Commission (SEC), consists of five tranches:

• $0.4bn of 3-year floating rate notes;

• $1.0bn of 3-year fixed rate notes with a coupon of 1.750%;

• $1.6bn of 5-year fixed rate notes with a coupon of 2.375%;

• $2.0bn of 10-year fixed rate notes with a coupon of 3.375%; and

• $1.0bn of 30-year fixed rate notes with a coupon of 4.375%.

The notes will be issued under AstraZeneca's existing automatic shelf registration statement on Form F-3, which AstraZeneca filed with the SEC on 26 November 2013. Such registration statement provides for the offer and sale from time to time of an indeterminate amount of AstraZeneca's debt securities and includes a prospectus that investors should read to obtain more complete information. The offering was made solely by means of a written prospectus forming part of the effective registration statement.

A copy of the prospectus supplement and accompanying prospectus relating to the offering can be obtained by contacting Barclays Capital Inc. at +1 888 603 5847, HSBC Securities (USA) Inc at +1 866 811 8049, Merrill Lynch, Pierce, Fenner & Smith Incorporated at +1 800 294 1322 or Morgan Stanley & Co. LLC at +1 866 718 1649. You may also get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The bond issuance does not have any material impact to the Company's financial guidance for 2015.

11 November 2015

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information about AstraZeneca please visit: www.astrazeneca.com.

CONTACTS

Media Enquiries
Esra Erkal-Paler		UK/Global	+44 20 7604 8030
Vanessa Rhodes		UK/Global	+44 20 7604 8037
Ayesha Bharmal		UK/Global	+44 20 7604 8034
Karen Birmingham		UK/Global	+44 20 7604 8120
Jacob Lund		Sweden	+46 8 553 260 20
Michele Meixell		US	+1 302 885 2677
Investor Enquiries
UK
Thomas Kudsk Larsen	Oncology	+44 20 7604 8199	+44 7818 524185
Eugenia Litz	RIA	+44 20 7604 8233	+44 7884 735627
Nick Stone	CVMD	+44 1763 263 994	+44 7717 618834
Craig Marks	Finance	+44 20 7604 8591	+44 7881 615764
Christer Gruvris	Consensus Forecasts	+44 20 7604 8126	+44 7827 836825
US
Lindsey Trickett	Oncology, ING	+1 301 398 5118	+1 240 543 7970
Mitch Chan	Oncology	+1 301 398 1849	+1 240 477 3771
Dial / Toll-Free		+1 301 398 3251	+1 866 381 7277
Key: RIA - Respiratory, Inflammation and Autoimmunity, CVMD - Cardiovascular and Metabolic Disease,
ING - Infection, Neuroscience and Gastrointestinal

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 11 November 2015	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary